UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 13, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

November 13, 2024

To Whom It May Concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & Group CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(Tokyo Stock Exchange (Prime Market))

Announcement Regarding the Strategic Capital and Business Alliance between

Mizuho Financial Group and Rakuten Card

Mizuho Financial Group, Inc. (Headquarters: Chiyoda-ku, Tokyo; President & Group CEO: Masahiro Kihara; hereinafter “Mizuho FG”) has resolved today to enter into a strategic capital and business alliance (hereinafter “the Alliance”) with Rakuten Card Co., Ltd. (Headquarters: Minato-ku, Tokyo; President and CEO: Masayuki Hosaka; hereinafter “Rakuten Card”), a consolidated subsidiary of Rakuten Group, Inc. (Headquarters: Setagaya-ku, Tokyo, Chairman and CEO: Hiroshi Mikitani; hereinafter “Rakuten Group”).

In conjunction with the Alliance, Mizuho FG and Rakuten Group have executed a share transfer agreement today, pursuant to which Rakuten Group will transfer 14.99% of Rakuten Card’s common stock to Mizuho FG (hereinafter the “Share Transfer”). In addition, Mizuho FG and Rakuten Group have executed a shareholders agreement (hereinafter, together with the share transfer agreement, the “Agreements”) on the same date.

1.	Background and significance of the Alliance

Since the “Announcement Regarding Conclusion of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings” on October 7, 2022 and the “Announcement Regarding Strengthening of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings” on November 9, 2023, Mizuho FG has been deepening the collaboration between Mizuho Securities Co., Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Yoshiro Hamamoto; hereinafter “Mizuho Securities”) and Rakuten Securities Holdings, Inc. to build a new retail business model that combines both online and offline aspects in the asset formation and asset management fields

In order to create new customer acquisition routes and to lay the foundation for expanding Mizuho’s customer base, Mizuho FG has been exploring various collaborative opportunities with the Rakuten Group, including partnerships involving Rakuten Points and credit cards. Mizuho FG believes that deepening and expanding its alliance with Rakuten Card, which is the core business within FinTech operations of Rakuten Group, will not only achieve sustainable growth of Mizuho FG, but also contribute to enhancing the corporate value of Mizuho FG.

2.	Details of the Alliance, etc.

(1)	Details of the business alliance

As of today, Mizuho FG has executed a business alliance agreement with Rakuten Group, Rakuten Card and Mizuho FG’s subsidiaries. For details, please see the press release “Mizuho Financial Group, Mizuho Bank, UC Card, Orient Corporation, Rakuten Group and Rakuten Card Form Business Alliance to Transform Digital Payments in Japan”. By bringing together the strengths of each company, we aim to provide customers with a more convenient and beneficial experience, and provide affiliate stores with services that contribute to acquiring new customers and increasing sales. We will work together to develop innovative payment services that have never been seen before. Through these efforts, we believe we can create new added value for both customers and merchants, stimulate consumption, and promote corporate growth. This, in turn, will enhance the corporate value of each company and ultimately contribute to the development of the Japanese economy.

(2)	Shareholding status before and after the transfer

Under the Agreements, Rakuten Group will transfer 14.99% of Rakuten Card’s common stock to Mizuho FG.

3.	Overview of Rakuten Card (as of December 31, 2023)

(1)	Name	Rakuten Card Co., Ltd.

(2)	Address	2-6-21 Minami Aoyama, Minato-ku, Tokyo

(3)	Name and position of representative	Masayuki Hosaka, President

(4)	Description of business	Credit cards, card loans, credit guarantee services, etc.

(5)	Capital	19,323 million yen

(6)	Date of incorporation	December 6, 2001

(7)	Major shareholders and shareholding ratio	Rakuten Group, Inc. 100%

(8)	Relationship between Mizuho FG and Rakuten Card
	Capital relationship	None.
	Personnel relationship	None.
	Business relationship	None.

	Status as related parties	None.

4.	Schedule

(1) Date of signing of the agreement	November 13, 2024

(2) Date of closing of share transfer (planned)	December 1, 2024

End